No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341


RECD S.E.C.
JAN 24 2005
1086

19 January 2005

United States Securiti
450 Fifth Street, N.W
Washington D.C. 205
United States of Ame


05005385



MACQUARIE
BANK

SUPPL

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

per

Dennis Leong
Company Secretary

dlw 1/27

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	4 January 2005 but 2 September 2003 re Macquarie Communications Infrastructure Group ("MCG")

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Stapled securities held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest; and • Stapled securities held by John Allpass Pty Limited, a trustee for a superannuation fund of which John Allpass is a beneficiary
Date of change	5 January 2005
No. of securities held prior to change	• 10,000 securities held by John Allpass Pty Limited; and • 4,000 securities held by Allpass Investments Pty Limited
Class	Stapled securities
Number acquired	4,000 stapled securities acquired by Allpass Investments Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.70 each

No. of securities held after change	• 10,000 securities held by John Allpass Pty Limited; and • 8,000 securities held by Allpass Investments Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under MCG Entitlement Issue.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

18 January 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga05012005.doc

+ See chapter 19 for defined terms.

Form 604

To: Macquarie Bank Limited

ACN/ARSN: 008 583 542

1. Details of substantial holder

Name: Commonwealth Bank of Australia ACN 123 123 124 (CBA), and their subsidiaries listed in Annexure "A" to this notice (Commonwealth Bank Group)

There was a change in the interests of the substantial holder on	13/01/2005
The previous notice was given to the company on	7/10/2004
The previous notice was dated	7/10/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	25,547,875	11.63%	23,763,104	10.66%

For the securities (if any) listed below see NOTE 1 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Fully paid ordinary shares	1,235,239	0.56% see note 1 at the end of this form	1,068,746	0.48% see note 1 at the end of this form

Class of securities	**Previous Notice**		**Present Notice**	
	Person's votes	Voting Power	Person's votes	Voting Power
Grand TOTAL Fully paid ordinary shares	26,783,114	12.19%	24,831,850	11.14%

3. Changes in relevant interest

Particulars of each change in, or change in the nature of, a relevant interest of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
See annexure "B" to this notice.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of shares	Person's votes
Avanteos Investments Limited A/C S/F No.2	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Limited A/C S/F No.2	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	1,490 Fully paid ordinary shares	1,490
Avanteos Investments Ltd	Avanteos Investments Limited P O Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd	Power to control the exercise of a right to vote attached to securities and/or to control the exercise of the power to dispose of securities pursuant to the position held as superannuation trustee.	120 Fully paid ordinary shares	120
Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Avanteos Investments Limited PO Box 1012 Camberwell VIC 3124	Avanteos Investments Ltd ATF Symetry Personal Retirement FD	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,743 Fully paid ordinary shares	4,743
AMP Capital Investors as RE for EFM Australian Share Fund 2	Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	AMP Capital Investors as RE for EFM Australian Share Fund 2	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	723,413 Fully paid ordinary shares	723,413
ASBGI Australian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	21,424 Fully paid ordinary shares	21,424
ASBGI Australasian Equities Fund	Citicorp Nominees Pty Limited PO Box 3429 Auckland 1 New Zealand	ASBGI Australasian Equities Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	412,827 Fully paid ordinary shares	412,827
Commonwealth Balanced B3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Balanced B3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	32,573 Fully paid ordinary shares	32,573
CFSIL as RE Colonial First State Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	217,064 Fully paid ordinary shares	217,064
CFSHK CMF Asia Cash Surplus Fund	Citicorp Nominees Pty Limited GPO Box 14, Hong Kong	CFSHK CMF Asia Cash Surplus Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	17,837 Fully paid ordinary shares	17,837

CFSIL as RE Colonial First State Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,163,025 Fully paid ordinary shares	2,163,025
Commonwealth Growth G3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Growth G3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	675,941 Fully paid ordinary shares	675,941
CIML as RE Commonwealth Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	46,362 Fully paid ordinary shares	46,362
CIML as RE Commonwealth Share Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Share Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	169,280 Fully paid ordinary shares	169,280
CIML as RE Commonwealth Growth Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Growth Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	181,387 Fully paid ordinary shares	181,387
CIML as RE Commonwealth Income Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CIML as RE Commonwealth Income Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	33,532 Fully paid ordinary shares	33,532
CFSIL ATF CMLA Non Ml Aust Indust Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Non Ml Aust Indust Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	114,420 Fully paid ordinary shares	114,420
CFSIL ATF CMLA Ml Aus Indust Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CMLA Ml Aus Indust Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	319,065 Fully paid ordinary shares	319,065
CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL ATF CFCL Non Market Linked Australian Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	66,965 Fully paid ordinary shares	66,965
Commonwealth Managed M1C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M1C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	10,262 Fully paid ordinary shares	10,262

Commonwealth Managed M3C	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Managed M3C	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	237,943 Fully paid ordinary shares	237,943
CFSIL A/C Motor Accident Commission	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL A/C Motor Accident Commission	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	49,332 Fully paid ordinary shares	49,332
MAC CTP Style Neutral	Motor Accident Commission, c/o Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	MAC CTP Style Neutral	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	99,784 Fully paid ordinary shares	99,784
Nomura Australian Equity Fund	National Nominees Limited GPO Box 1406M, Melbourne 3001, Australia	Nomura Australian Equity Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	39,106 Fully paid ordinary shares	39,106
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	643,511 Fully paid ordinary shares	643,511
CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	National Nominees Limited GPO Box 1406M Melbourne VIC 3001	CBOSC Pty Ltd A/T for the Officers' Superannuation Fund	Power to control the exercise of a right to vote attached to securities and to control the exercise of the power to dispose of securities pursuant to the position held as trustee for the Officers' Superannuation Fund.	504,060 Fully paid ordinary shares	504,060
CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CISL ATF CFCL MI Aust Ind Share (Super Bus) Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	313,478 Fully paid ordinary shares	313,478
Queensland Coal And Oil Shale	JP Morgan Nominees Australia Limited Locked Bag 7, Royal Exchange, Sydney NSW 2001	Queensland Coal And Oil Shale	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	57,672 Fully paid ordinary shares	57,672
Storm Financial Australian Industrials Index Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Storm Financial Australian Industrials Index Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	70,589 Fully paid ordinary shares	70,589
Commonwealth Diversified Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Commonwealth Diversified Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	20,539 Fully paid ordinary shares	20,539

Wholesale Australian Share Fund - Core	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Australian Share Fund - Core	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	493,793 Fully paid ordinary shares	493,793
Wholesale Indexed Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Indexed Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	285,003 Fully paid ordinary shares	285,003
Wholesale Low Tracking Error Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	Wholesale Low Tracking Error Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	225,445 Fully paid ordinary shares	225,445
CFSIL AS RE Colonial First State Wholesale Australian Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL AS RE Colonial First State Wholesale Australian Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,531,380 Fully paid ordinary shares	2,531,380
CFSIL as RE Colonial First State Wholesale Geared Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Geared Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	6,630,425 Fully paid ordinary shares	6,630,425
CFSIL as RE Colonial First State Wholesale Imputation Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Imputation Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	3,327,797 Fully paid ordinary shares	3,327,797
CFSIL as RE Colonial First State Wholesale Industrial Share	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Industrial Share	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	2,219,999 Fully paid ordinary shares	2,219,999
CFSIL as RE Colonial First State Wholesale Leaders Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Colonial First State Wholesale Leaders Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	801,518 Fully paid ordinary shares	801,518
WSALE GEARED 452 AUST SHARE	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	WSALE GEARED 452 AUST SHARE	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	75,670 Fully paid ordinary shares "*" See note 1 on the last page of this form.	75,670
CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 1	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	18,626 Fully paid ordinary shares "*" See note 1 on the last page of this form.	18,626

CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Boutique Share Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	20,315 Fully paid ordinary shares "*" See note 1 on the last page of this form.	20,315
CFSIL as RE Commonwealth Australian Shares Fund 3	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 3	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,300 Fully paid ordinary shares "*" See note 1 on the last page of this form.	13,300
CFSIL as RE Commonwealth Australian Shares Fund 5	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 5	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	59,779 Fully paid ordinary shares "*" See note 1 on the last page of this form.	59,779
CFSIL as RE Commonwealth Australian Shares Fund 12	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Shares Fund 12	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	54,741 Fully paid ordinary shares "*" See note 1 on the last page of this form.	54,741
CFSIL as RE CFS Wholesale 452 Australian Share Fund	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE CFS Wholesale 452 Australian Share Fund	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	337,959 Fully paid ordinary shares "*" See note 1 on the last page of this form.	337,959
CFSIL as RE Commonwealth Australian Share Fund 15	Citicorp Nominees Pty Limited GPO Box 764G, Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 15	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	11,826 Fully paid ordinary shares "*" See note 1 on the last page of this form.	11,826
FC W/E AUST SHARE 16-CHALLENGER	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	FC W/E AUST SHARE 16-CHALLENGER	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	4,740 Fully paid ordinary shares "*" See note 1 on the last page of this form.	4,740
CFSIL as RE Commonwealth Share Fund 17	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Share Fund 17	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	13,783 Fully paid ordinary shares "*" See note 1 on the last page of this form.	13,783
CFSIL as RE commonwealth Australian Share Fund 18	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE commonwealth Australian Share Fund 18	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	255,762 Fully paid ordinary shares "*" See note 1 on the last page of this form.	255,762
CFSIL as RE Commonwealth Australian Share Fund 19	Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	CFSIL as RE Commonwealth Australian Share Fund 19	Power to exercise voting rights pursuant to position held as the life company holding statutory funds or as the responsible entity or manager of a managed investment scheme or under investment mandate.	202,245 Fully paid ordinary shares "*" See note 1 on the last page of this form.	202,245

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder, is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash	Non-Cash	Class and number of securities
See annexure "B" to this notice				

6. Associates

The reasons and persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name	Nature of Association
CBA and Commonwealth Bank Group	The Commonwealth Bank Group (other than Commonwealth Bank of Australia) are body corporates controlled by Commonwealth Bank of Australia and are therefore associates of Commonwealth Bank of Australia and of each other for the purposes of the Corporations Act.

7. Address

The addresses of persons named in this form are as follows:

Name	Address
CBA and Commonwealth Bank Group	C/- Level 2, 48 Martin Place Sydney NSW 1155

8. Signature

NOTE 1--(This note is relevant to section 2 3 4 and 5)

The relevant interests in these securitites are /were held by Colonial First State Investments Limited (CFS) as responsible entity of the specified registered managed investment schemes and relate(d) to holdings in connection with the Colonial First State First Choice product range. Decisions to buy/sell those securities and exercise voting rights in relation to those securities are made by external managers (unrelated to the Commonwealth Bank Group) to whom CFS has outsourced those functions. By instrument dated 29 October 2001 the Australian Securities and Investments Commission has granted certain relief to CFS and its related bodies corporate for these holdings from the provisions of Chapter 6 of the Corporations Act in relation to the acquisition of such securities.



....

John Damien Hatton – Company Secretary

Dated the 18 day of January 2005.

Annexure A

This is the annexure mark A of 3 pages referred to in Form 604, Notice of change of interests of Substantial Holder of Commonwealth Bank of Australia ACN 123 123 124 and certain other companies dated 13/01/2005

____

John Damien Hatton – Company Secretary

SCHEDULE

A.C.N 080 182 878 Pty Ltd (ACN 80182878)
A.C.N. 007 255 521 Pty Ltd (ACN 7255521)
A.C.N. 080 182 163 Pty Ltd (ACN 80182163)
A.C.N. 080 182 618 Pty Ltd (ACN 80182618)
ACAPM Holdings A Pty Limited (ACN 99726495)
ACAPM Pty Limited (ACN 99744297)
AFS Life Finance Pty Limited (ACN 85514147)
AGAL Holdings Pty Limited (ACN 96911367)
Aquashell Pty Limited (ACN 57036076)
Armraynald Investments Pty Limited (ACN 68291403)
Australian Company Number 000 252 488 Limited (ACN 252488)
Australian Company Number 008 521 579 Pty Limited (ACN 8521579)
Auz-Com Technologies Pty Ltd (ACN 7100781)
Balga Pty Ltd (ACN 9642880)
Bennelong Centre Pty Ltd (ACN 7328949)
Bizserv Pty Ltd (ACN 94234812)
CB-CLA Limited (ACN 3069458)
CB-CLAS Limited (ACN 3177222)
CB-CLHA Limited (ACN 3742747)
CB-CLPF Limited (ACN 1657503)
CB-CLRA Pty Limited (ACN 1826893)
CB-KNSN Pty Limited (ACN 4885447)
CBA Corporate Services (VIC) Pty Limited (ACN 72103532)
CBA International Finance Pty Limited (ACN 63487589)
CBA Investments Limited (ACN 835423)
CBA Rail & Tram Company Pty Limited (ACN 92452625)
CBFC Leasing Pty Limited (ACN 8520965)
CBFC Properties Pty Limited (ACN 770454)
CFS Managed Property Limited (ACN 6464428)
Chullora Equity Investment (No 2) Pty Limited (ACN 70676710)
CISL (Hazelwood) Pty Limited (ACN 74747185)
CM Somerton Pty Ltd (ACN 5367671)
CMG Asia Pensions & Retirement Limited (ACN)
CMG Asia Trustee Company Limited (ACN)
CMG CH China Investments Limited (ACN 61513675)
Collateral Leasing Pty Limited (ACN 2681218)
Colonial (Staff) Australia Superannuation No 2 Limited (ACN 73207191)
Colonial Agricultural Company Limited (ACN 3963862)
Colonial Asset Management Limited (ACN 64031769)
Colonial Australian Superannuation Ltd (ACN 3244040)
Colonial Employee Share Plan Pty Ltd (ACN 75669028)
Colonial Finance Limited (ACN 67105435)
Colonial Financial Management Limited (ACN 7299498)
Colonial Financial Services Pty Ltd (ACN 7047645)
Colonial First State Group Limited (ACN 4405556)
Colonial First State Projects Pty Ltd (ACN 282324)
Colonial First State Property Holdings No 2 Pty Ltd (ACN 511624)
Colonial First State Property Investment Limited (ACN 3466117)
Colonial Holding Company (No 2) Pty Ltd (ACN 75333390)
Colonial Insurance Services Pty Ltd (ACN 83157117)
Colonial International Holdings Pty Ltd (ACN 74025371)
Colonial Investments Holding Pty Ltd (ACN 75668987)
Colonial Limited (ACN 74042112)
Colonial Mutual Funds Limited (ACN 6734514)
Colonial Mutual Superannuation Pty Ltd (ACN 6831983)
Colonial Nominees No 3 Fund Pty Limited (ACN 64106645)

A.C.N. 004 929 962 Pty Ltd (ACN 4929962)
A.C.N. 080 159 762 Pty Ltd (ACN 80159762)
A.C.N. 080 182 529 Pty Ltd (ACN 80182529)
A.C.N. 080 183 071 Pty Ltd (ACN 80183071)
ACAPM Holdings B Pty Limited (ACN 99726486)
Aetna Properties Ltd (ACN 572225)
AFS Support Services Pty Ltd (ACN 85046073)
Antarctic Shipping Pty Ltd (ACN 3622491)
Aquasten Pty Ltd (ACN 6485785)
Australian Bank Limited (ACN 8558601)
Australian Company Number 002 680 471 Pty Limited (ACN 2680471)
Australian TIC Management Pty Limited (ACN 2213952)
Avanteos Investments Limited (ACN 066 862 977)
Banner Consultancy Services Limited (ACN 2032760)
Binya Pty Limited (ACN 9642899)
Brookhollow Ave Pty Limited (ACN 81129660)
CB-CLARI Pty Limited (ACN 1826884)
CB-CLFIA Limited (ACN 3123233)
CB-CLMM Limited (ACN 6507731)
CB-CLPSG Limited (ACN 2585695)
CB-CLSA Limited (ACN 3774865)
CB-MN Pty Limited (ACN 4454488)
CBA Indemnity Co. Pty Limited (ACN 72183290)
CBA Investments (No 2) Pty Limited (ACN 73093286)
CBA Leasing (No 2) Pty Limited (ACN 64489238)
CBA Specialised Financing Limited (ACN 8544554)
CBFC Limited (ACN 8519462)
CC Group Holdings Pty Ltd (ACN 5934083)
Chullora Equity Investment (No 1) Pty Limited (ACN 70676943)
Chullora Equity Investment (No 3) Pty Limited (ACN 70677431)
CLGA Staff Superannuation Fund Pty Ltd (ACN 65022193)
CMG Asia Limited (ACN)
CMG Asia Pty Ltd (ACN 75668932)
CMG CH China Funds Management Limited (ACN 61146183)
CMG First State Investment Managers (Asia) Limited (ACN 54571701)
Colonial (Finwiz) Holdings Services Ltd (ACN 3148187)
Colonial AFS Services Pty Ltd (ACN 83514667)
Colonial Asset Finance Pty Ltd (ACN 89354370)
Colonial Assurance Company of Australia and New Zealand Pty Ltd (ACN 9030)
Colonial e.Com Ltd (ACN 3345766)
Colonial Finance (Australia) Ltd (ACN 89843041)
Colonial Financial Corporation Limited (ACN 29818)
Colonial Financial Planners Limited (ACN 3900169)
Colonial First State Fund Services Ltd (ACN 3257001)
Colonial First State Investments Limited (CFSIL) (ACN 2348352)
Colonial First State Property Funds Management Ltd (ACN 77422541)
Colonial First State Property Holdings No 3 Pty Ltd (ACN 8100445)
Colonial First State Property Limited (ACN 85313926)
Colonial Holding Company Pty Ltd (ACN 74706782)
Colonial International Factors Pty Limited (ACN 83082973)
Colonial Investment Services Ltd (ACN 2451970)
Colonial LGA Holdings Limited (ACN 1634439)
Colonial Mutual Deposit Services Ltd (ACN 6227809)
Colonial Mutual Property Group Pty Ltd (ACN 7322429)
Colonial Net Limited (ACN 2902712)
Colonial PCA Australian Superannuation Ltd (ACN 3230064)

Colonial PCA Holdings Pty Ltd (ACN 50535647)
Colonial PCA Pty Ltd (ACN 851696)
Colonial PCA Staff Superannuation Ltd (ACN 3303759)
Colonial Promotions Pty Ltd (ACN 82948927)
Colonial Property Management (Qld) Pty Ltd (ACN 7301573)
Colonial Property Management (WA) Pty Ltd (ACN 7301591)
Colonial Protection Insurance Pty Limited (ACN 83055967)
Colonial South Australia Limited (ACN 69065130)
Colonial State Residual (No 2) Pty Ltd (ACN 75733032)
Colonial Superannuation Services Limited (ACN 62876457)
Colonial Trade Services (Hong Kong) Limited (ACN)
Commonwealth Capital Corporation Limited (ACN 78898432)
Commonwealth Custodial Services Limited (CCSL) (ACN 485487)
Commonwealth Fleet Lease Pty Limited (ACN 3429356)
Commonwealth Group Pty Limited (ACN 87485078)
Commonwealth Insurance Limited (ACN 67524216)
Commonwealth Investments Pty Limited (ACN 65166305)
Commonwealth Managed Investments Limited (CMIL) (ACN 84098180)
Commonwealth Securities (Japan) Pty Limited (ACN 86971922)
Continental Assurance Pty Ltd (ACN 665118)
CST Securitisation Management Limited (ACN 80151337)
DBCV Pty Limited (ACN 83170192)
Fazen Pty Ltd (ACN 3066760)
First Custodial Services Pty Ltd (ACN 2808988)
First State Investment International Limited (Regd Scot 79063)
First State Investment Services (UK) Limited (Regd England & Wales 3904320)
First State Investments (Singapore) (196900420D)
First State Investments Holdings (Singapore) Limited (Regd 199901706Z)
Fleet Care Services Pty Ltd (ACN 74503530)
Gandel Chambers Pty Ltd (ACN 104 741 102)
GATX Rail (BY-2) Pty Limited (ACN 90495980)
GATX Rail (BY-4) Pty Limited (ACN 90495962)
GATX Rail (SW-2) Pty Limited (ACN 90496030)
GATX Rail (SW-4) Pty Limited (ACN 90496012)
Gold Star Mortgage Management Pty Ltd (ACN 63742049)
Hazelwood Investment Company Pty Limited (ACN 75041360)
Homepath Pty Limited (ACN 81986530)
Infravest (No 2) Limited (ACN 71656865)
Jacques Martin Administration and Consulting Pty Ltd (ACN 6787748)
Keystone Financial Services Ltd (ACN 65021418)
Leaseway Transportation Pty Limited (ACN 78463457)
LG Inc. (ACN)
MMAL Fleet Lease Arranger Pty Ltd (ACN 76409526)
Onslow Properties Pty Ltd (ACN 76213717)
Perpetual Stock Pty Limited (ACN 65094886)
Retail Investor Pty Limited (ACN 60625194)
S.B.T. Properties Pty Ltd (ACN 9517328)
SBSSW (Delaware) Inc (ACN)
Securitisation Advisory Services Pty Limited (ACN 64133946)
Securitisation Management Co Pty Limited (ACN 76980740)
Share Investments Pty Limited (ACN 54210276)
SIF Railway No 2 Pty Limited (ACN 96458758)
Southcap Pty Limited (ACN 2626182)
Sparad (No 24) Pty Limited (ACN 57975087)
State Nominees Limited (ACN 677350)

Colonial PCA Properties Ltd (ACN 3354247)
Colonial PCA Services Ltd (ACN 3900187)
Colonial Portfolio Services Limited (ACN 66649241)
Colonial Property Management (NSW) Pty Ltd (ACN 7301582)
Colonial Property Management (SA) Pty Ltd (ACN 7322438)
Colonial Property Management (WA) Pty Ltd (ACN 83531579)
Colonial Services Pty Limited (ACN 75733023)
Colonial State Residual (No 1) Pty Ltd (ACN 3909402)
Colonial Statutory Funds Management Limited (ACN 2807221)
Colonial Tasman Pty Ltd (ACN 83840644)
Commonwealth Bank Officers Superannuation Corporation Pty Ltd (074519798)
Commonwealth Capital Limited (ACN 78898370)
Commonwealth Development Bank of Australia Limited (ACN 74707458)
Commonwealth Funds Management Limited (CFM) (ACN 52289442)
Commonwealth Insurance Holdings Limited (ACN 88327959)
Commonwealth Investment Services Limited (CISL) (ACN 3049830)
Commonwealth Life Limited (CLL) (ACN 3610008)
Commonwealth Property Pty Limited (ACN 94052436)
Comsec Trading Limited (ACN 3485952)
Corporate Services (NSW) Pty Limited (ACN 72765434)
Darontin Pty Ltd (ACN 7029209)
Emerald Holding Company Limited (ACN 66147528)
Financial Wisdom Limited (ACN 6646108)
First State (Hong Kong) LLC (F8489)
First State Investment Management (UK) Limited (Regd Scotland 47708)
First State Investments (Hong Kong) Limited (206616)
First State Investments (UK) Limited (Regd Eng/Wales 2294743)
First State Nominees (Hong Kong) Ltd (206615)
Fouron Pty Ltd (ACN 3066840)
GATX Rail (BY-1) Pty Limited (ACN 90495999)
GATX Rail (BY-3) Pty Limited (ACN 90495971)
GATX Rail (SW-1) Pty Limited (ACN 90496058)
GATX Rail (SW-3) Pty Limited (ACN 90496021)
GATX Rail (Victoria) Pty Limited (ACN 90065964)
Harford Pty Limited (ACN 9642960)
HIC Finance Pty Limited (ACN 75495528)
Infravest (No 1) Limited (ACN 60472522)
Investment Co Pty Ltd (ACN 83405627)
Jacques Martin Pty Ltd (ACN 6100830)
Lazarose Pty Ltd (ACN 3816448)
Legener (Australia) Pty Ltd (ACN 8496357)
Micropay Pty Limited (ACN 71007326)
Nimitz Nominees Pty Ltd (ACN 3505959)
P. and B. Properties Pty Ltd (ACN 9499512)
PFM Holdings Pty Ltd (ACN 3290597)
RVG Administration Company Pty Limited (ACN 70835344)
SBN Nominees Pty Ltd (ACN 3501773)
SBV Nominees Limited (ACN 6291854)
Securitisation Custodian Pty Limited (ACN 76980704)
Senbary Pty Limited (ACN 83183242)
SIF Railway No 1 Pty Limited (ACN 96458730)
South Australian Fleet Lease Arranger Pty Ltd (ACN 73607440)
Sparad (No 21) Pty Limited (ACN 51899766)
Sparad (No 26) Pty Limited (ACN 54797965)
Super Partners Pty Limited (ACN 81837961)

Tactical Global Management Limited (ACN 77796411)
Tracker Index Management Limited (ACN 81834666)
Victorian Fleet Lease Arranger Pty Limited (ACN 77164811)
Windsor Bartholomew Services Pty Limited (ACN 73623702)
The Colonial Mutual Life Assurance Society Ltd (ACN 4021809)
Vanoti Pty Ltd (ACN 3519284)
Wezen Pty Ltd (ACN 3501817)

End of Annexure A

This is the Annexure marked "B" of 9 pages referred to in the Notice of Substantial Shareholding dated 13 January 2005.

Colonial First State Inv Managers
Transaction listing for the period 08/10/2004 to 13/01/2005 (as per F10 function) Page 1
For Security MBL.AU Macquarie Bank Limited

Fund	Pfolio	Trans.	Ccy	Date	Units		Cost/Proceeds	
CC	IEQF	OS-PUR	AUD	12/10/2004	1801		67412.88	
CC	IEQF	OS-SAL	AUD	25/11/2004	-3548		-153317.7	
CC	IEQF	OS-SAL	AUD	25/11/2004	-1679		-72768.87	
CC	IEQF	OS-SAL	AUD	01/12/2004	-708		-31127.72	
CC	IEQF	OS-SAL	AUD	14/12/2004	-1087		-48562.98	
CC	IEQF	OS-SAL	AUD	11/01/2005	-94		-4604.03	
CC	IEQF	OS-SAL	AUD	11/01/2005	-3876		-190287.6	
						-9191		-433255.95
CC	IEQI	OS-PUR	AUD	12/10/2004	4622		173005.2	
CC	IEQI	OS-SAL	AUD	25/11/2004	-11603		-501393.7	
CC	IEQI	OS-SAL	AUD	25/11/2004	-5489		-237896.6	
CC	IEQI	OS-SAL	AUD	01/12/2004	-3111		-136777.3	
CC	IEQI	OS-SAL	AUD	14/12/2004	-3791		-169367.3	
CC	IEQI	OS-SAL	AUD	11/01/2005	-365		-17877.35	
CC	IEQI	OS-SAL	AUD	11/01/2005	-15120		-742298.3	
CC	IEQI	OS-SAL	AUD	12/01/2005	-3351		-164431.2	
						-38208		-1797036.48
CC	IGRF	OS-PUR	AUD	13/10/2004	1520		57506.06	
CC	IGRF	OS-PUR	AUD	14/10/2004	5799		226157	
CC	IGRF	OS-PUR	AUD	15/10/2004	16647		658981.6	
CC	IGRF	OS-SAL	AUD	02/11/2004	-4943		-197095.9	
CC	IGRF	OS-SAL	AUD	03/11/2004	-3309		-133505	
CC	IGRF	OS-SAL	AUD	09/11/2004	-2778		-112536.1	
CC	IGRF	OS-SAL	AUD	10/11/2004	-743		-29853.77	
CC	IGRF	OS-SAL	AUD	11/11/2004	-4795		-196630.7	
CC	IGRF	OS-SAL	AUD	23/11/2004	-2599		-108682.5	
CC	IGRF	OS-SAL	AUD	03/12/2004	-2381		-108283.8	
CC	IGRF	OS-SAL	AUD	08/12/2004	-504		-22405.67	
CC	IGRF	OS-PUR	AUD	17/12/2004	2418		107010.5	
CC	IGRF	OS-SAL	AUD	22/12/2004	-1163		-53648.74	
CC	IGRF	OS-PUR	AUD	05/01/2005	262		12207.32	
CC	IGRF	OS-PUR	AUD	07/01/2005	2713		128862.1	
CC	IGRF	OS-SAL	AUD	10/01/2005	-82		-3958.96	
CC	IGRF	OS-PUR	AUD	11/01/2005	3952		194018.7	
CC	IGRF	OS-PUR	AUD	12/01/2005	3078		151492.6	
CC	IGRF	OS-PUR	AUD	12/01/2005	266		13052.43	
						13358		582687.07
CC	IINF	OS-PUR	AUD	12/10/2004	704		26351.29	
CC	IINF	OS-SAL	AUD	25/11/2004	-1790		-77350.23	
CC	IINF	OS-SAL	AUD	25/11/2004	-848		-36752.83	
CC	IINF	OS-SAL	AUD	01/12/2004	-1986		-87315.88	
CC	IINF	OS-SAL	AUD	11/01/2005	-124		-6073.39	
CC	IINF	OS-SAL	AUD	11/01/2005	-5145		-252587.6	
						- 9,189		- 433,729
TOTAL						**- 43,230**		**- 2,081,334**
CF	LAEQ	OS-SAL	AUD	25/11/2004	-3600		-155958.1	
CF	LAEQ	OS-PUR	AUD	17/12/2004	1605		71013.15	
						-1995		-84944.97
CF	LAISSN	OS-PUR	AUD	15/10/2004	20718		820134.6	
CF	LAISSN	OS-SAL	AUD	28/10/2004	-8501		-338227.2	
CF	LAISSN	OS-PUR	AUD	25/11/2004	5361		232349	
CF	LAISSN	OS-SAL	AUD	14/12/2004	-19700		-883816.9	

						-2122		-169560.5
CF	LGEIT	OS-SAL	AUD	25/11/2004	-2000		-86643.4	
CF	LGEIT	OS-PUR	AUD	17/12/2004	938		41496.47	
						-1062		-45146.93
CF	PET1SN	OS-PUR	AUD	15/10/2004	15712		621969	
CF	PET1SN	OS-SAL	AUD	28/10/2004	-8521		-339022.9	
CF	PET1SN	OS-PUR	AUD	25/11/2004	6919		299873.6	
						14,110		582,820
TOTAL						**8,931**		**283,167**
CL	B3C	OS-SAL	AUD	26/10/2004	-5000		-195795.5	
CL	B3C	OS-PUR	AUD	17/12/2004	443		19599.3	
						-4557		-176196.2
CL	G3C	OS-PUR	AUD	13/10/2004	5765		218106.9	
CL	G3C	OS-PUR	AUD	14/10/2004	22356		871868.6	
CL	G3C	OS-PUR	AUD	15/10/2004	59834		2368565	
CL	G3C	OS-SAL	AUD	02/11/2004	-12782		-509666.1	
CL	G3C	OS-SAL	AUD	03/11/2004	-6638		-267817	
CL	G3C	OS-SAL	AUD	09/11/2004	-14684		-594845.1	
CL	G3C	OS-SAL	AUD	11/11/2004	-5131		-210409.3	
CL	G3C	OS-SAL	AUD	23/11/2004	-4745		-198421.9	
CL	G3C	OS-SAL	AUD	03/12/2004	-4935		-224435.4	
CL	G3C	OS-SAL	AUD	08/12/2004	-5537		-246151.2	
CL	G3C	OS-PUR	AUD	17/12/2004	8803		389514.9	
CL	G3C	OS-PUR	AUD	05/01/2005	1363		63506.03	
CL	G3C	OS-PUR	AUD	07/01/2005	9979		473982.6	
CL	G3C	OS-PUR	AUD	10/01/2005	635		30662	
CL	G3C	OS-PUR	AUD	11/01/2005	17141		841516.8	
CL	G3C	OS-PUR	AUD	12/01/2005	13520		665425.8	
CL	G3C	OS-PUR	AUD	12/01/2005	1168		57312.94	
						86112		3728715.67
CL	M1C	OS-SAL	AUD	01/11/2004	-1300		-51870	
CL	M1C	OS-PUR	AUD	17/12/2004	140		6174.42	
						-1160		-45695.58
CL	M3C	OS-SAL	AUD	26/10/2004	-25000		-978977.5	
CL	M3C	OS-PUR	AUD	17/12/2004	3236		143171.3	
						- 21,764		- 835,806
TOTAL						**58,631**		**2,671,018**
CM	EABS01	OS-SAL	AUD	14/10/2004	-978		-37932.97	
CM	EABS01	OS-SAL	AUD	15/10/2004	-815		-31993.4	
CM	EABS01	OS-SAL	AUD	18/10/2004	-598		-23450.6	
CM	EABS01	OS-SAL	AUD	19/10/2004	-827		-32570.67	
CM	EABS01	OS-SAL	AUD	21/10/2004	-1177		-47049.98	
CM	EABS01	OS-SAL	AUD	25/10/2004	-147		-5697.43	
CM	EABS01	OS-PUR	AUD	04/11/2004	1134		47002.21	
CM	EABS01	OS-PUR	AUD	24/11/2004	632		27112.69	
CM	EABS01	OS-PUR	AUD	09/12/2004	320		14070.36	
CM	EABS01	OS-PUR	AUD	15/12/2004	1613		72098.56	
CM	EABS01	OS-PUR	AUD	17/12/2004	1168		52812.07	
CM	EABS01	OS-PUR	AUD	24/12/2004	220		10282.77	
CM	EABS01	OS-PUR	AUD	29/12/2004	478		22215.23	
CM	EABS01	OS-PUR	AUD	31/12/2004	450		20946.47	
CM	EABS01	OS-PUR	AUD	06/01/2005	105		4961.76	
CM	EABS01	OS-PUR	AUD	07/01/2005	250		11904.77	
CM	EABS01	OS-PUR	AUD	12/01/2005	200		9849.28	
						2028		114561.12
CM	EABS03	OS-PUR	AUD	12/10/2004	1352		50531.37	

CM	EABS03	OS-PUR	AUD	24/11/2004	4300		184151.6	
CM	EABS03	OS-PUR	AUD	16/12/2004	2000		90211.49	
CM	EABS03	OS-PUR	AUD	29/12/2004	1000		46551.18	
CM	EABS03	OS-PUR	AUD	04/01/2005	1000		46559	
						9652		418004.59
CM	EASS03	OS-SAL	AUD	21/10/2004	-2600		-103863.2	
CM	EASS03	OS-SAL	AUD	16/11/2004	-100		-4189.24	
CM	EASS03	OS-SAL	AUD	16/11/2004	-5100		-213663.3	
CM	EASS03	OS-PUR	AUD	29/11/2004	1100		48587	
CM	EASS03	OS-SAL	AUD	07/12/2004	-3800		-170255.3	
CM	EASS03	OS-PUR	AUD	12/01/2005	500		24425	
						-10000		-418959.03
CM	EASS04	OS-PUR	AUD	08/10/2004	8089		298810.7	
CM	EASS04	OS-SAL	AUD	14/10/2004	-8722		-335863.3	
CM	EASS04	OS-SAL	AUD	21/10/2004	-876		-34874.72	
CM	EASS04	OS-PUR	AUD	24/11/2004	2121		90927.49	
CM	EASS04	OS-PUR	AUD	25/11/2004	5325		231603.3	
CM	EASS04	OS-PUR	AUD	25/11/2004	2130		92844.94	
CM	EASS04	OS-PUR	AUD	26/11/2004	5348		232593.5	
CM	EASS04	OS-PUR	AUD	29/11/2004	1345		59505.37	
CM	EASS04	OS-SAL	AUD	02/12/2004	-5271		-235100.4	
CM	EASS04	OS-SAL	AUD	02/12/2004	-8056		-361776.8	
CM	EASS04	OS-SAL	AUD	03/12/2004	-2942		-133510.8	
						-1509		-94840.75
CM	EASS05	OS-PUR	AUD	15/11/2004	5400		224745	
CM	EASS05	OS-PUR	AUD	16/11/2004	4500		189563.8	
CM	EASS05	OS-SAL	AUD	19/11/2004	-5100		-216969.7	
CM	EASS05	OS-PUR	AUD	20/12/2004	2700		123029.3	
						7500		320368.36
CM	EASS07	OS-PUR	AUD	13/10/2004	590		22299.53	
CM	EASS07	OS-PUR	AUD	14/10/2004	1100		42853.49	
CM	EASS07	OS-PUR	AUD	15/10/2004	110		4324.78	
CM	EASS07	OS-SAL	AUD	03/12/2004	-860		-38998.12	
CM	EASS07	OS-SAL	AUD	07/12/2004	-1060		-47567.99	
CM	EASS07	OS-SAL	AUD	09/12/2004	-1451		-63551.55	
						-1571		-80639.86
CM	EASS10	OS-SAL	AUD	11/10/2004	-2200		-81041.56	
CM	EASS10	OS-SAL	AUD	12/10/2004	-1940		-72091.9	
CM	EASS10	OS-PUR	AUD	13/10/2004	1680		63496.96	
CM	EASS10	OS-PUR	AUD	14/10/2004	3300		128560.5	
CM	EASS10	OS-PUR	AUD	15/10/2004	1110		43641	
CM	EASS10	OS-PUR	AUD	19/10/2004	400		15944	
CM	EASS10	OS-SAL	AUD	30/11/2004	-390		-17141.45	
CM	EASS10	OS-SAL	AUD	07/12/2004	-2120		-95135.98	
CM	EASS10	OS-SAL	AUD	09/12/2004	-1752		-76734.89	
CM	EASS10	OS-SAL	AUD	10/12/2004	-740		-32765.07	
CM	EASS10	OS-SAL	AUD	14/12/2004	-630		-28209.91	
CM	EASS10	OS-SAL	AUD	16/12/2004	-500		-22499.61	
CM	EASS10	OS-SAL	AUD	17/12/2004	-700		-31384.91	
CM	EASS10	OS-SAL	AUD	20/12/2004	-1260		-57146.96	
CM	EASS10	OS-SAL	AUD	21/12/2004	-1100		-50269.86	
CM	EASS10	OS-SAL	AUD	22/12/2004	-1700		-78494.72	
CM	EASS10	OS-SAL	AUD	23/12/2004	-560		-25946.31	
CM	EASS10	OS-SAL	AUD	24/12/2004	-400		-18613.38	
CM	EASS10	OS-SAL	AUD	30/12/2004	-100		-4627.16	
CM	EASS10	OS-SAL	AUD	31/12/2004	-1093		-50571.8	
						-10695		-491033.04
CM	EASS11	OS-SAL	AUD	21/10/2004	-1177		-46989.95	
CM	EASS11	OS-SAL	AUD	26/10/2004	-1116		-43564.3	
CM	EASS11	OS-SAL	AUD	05/11/2004	-912		-37879.63	
CM	EASS11	OS-SAL	AUD	16/11/2004	-4154		-173822.5	
CM	EASS11	OS-SAL	AUD	17/11/2004	-4568		-192138	
						-11927		-494394.37

CM	EASS12	OS-SAL	AUD	04/11/2004	-2171	-90144.1	
CM	EASS12	OS-SAL	AUD	05/11/2004	-434	-17988.5	
CM	EASS12	OS-SAL	AUD	09/11/2004	-130	-5307.77	
CM	EASS12	OS-SAL	AUD	09/11/2004	-110	-4499.94	
CM	EASS12	OS-PUR	AUD	10/11/2004	1000	40280	
CM	EASS12	OS-PUR	AUD	02/12/2004	567	25344.9	
CM	EASS12	OS-PUR	AUD	09/12/2004	558	24468.3	
CM	EASS12	OS-PUR	AUD	14/12/2004	1345	60296.35	
CM	EASS12	OS-SAL	AUD	16/12/2004	-476	-21380.8	
						149	11068.44
CM	EASS13	OS-SAL	AUD	21/10/2004	-8000	-324200	
CM	EASS13	OS-SAL	AUD	21/10/2004	-8000	-323003.7	
CM	EASS13	OS-SAL	AUD	21/10/2004	-8000	-323402.5	
CM	EASS13	OS-SAL	AUD	04/11/2004	-16500	-673597.3	
CM	EASS13	OS-SAL	AUD	05/11/2004	-8000	-331776.6	
CM	EASS13	OS-SAL	AUD	16/11/2004	-10000	-416779.5	
CM	EASS13	OS-SAL	AUD	17/11/2004	-8800	-369326.7	
CM	EASS13	OS-SAL	AUD	17/11/2004	-5200	-217987.6	
CM	EASS13	OS-SAL	AUD	30/11/2004	-17100	-750512.6	
CM	EASS13	OS-SAL	AUD	30/11/2004	-11200	-491610.7	
CM	EASS13	OS-SAL	AUD	03/12/2004	-12900	-584274.5	
CM	EASS13	OS-SAL	AUD	03/12/2004	-3400	-154902.2	
CM	EASS13	OS-SAL	AUD	08/12/2004	-6700	-296899.2	
CM	EASS13	OS-SAL	AUD	06/01/2005	-3600	-169038.6	
CM	EASS13	OS-SAL	AUD	06/01/2005	-5600	-263026	
CM	EASS13	OS-SAL	AUD	07/01/2005	-7500	-354043.5	
CM	EASS13	OS-SAL	AUD	11/01/2005	-9300	-453278.9	
CM	EASS13	OS-SAL	AUD	12/01/2005	-16800	-821070.6	
						-166600	-7318730.61
CM	EASS15	OS-PUR	AUD	14/10/2004	556	21722.71	
CM	EASS15	OS-PUR	AUD	17/11/2004	352	14866.58	
CM	EASS15	OS-PUR	AUD	18/11/2004	879	37676.66	
CM	EASS15	OS-PUR	AUD	19/11/2004	181	7716.04	
CM	EASS15	OS-PUR	AUD	23/11/2004	837	35213.57	
CM	EASS15	OS-PUR	AUD	24/11/2004	514	22015.92	
CM	EASS15	OS-PUR	AUD	29/11/2004	867	38261.83	
CM	EASS15	OS-PUR	AUD	29/11/2004	10	440.5	
CM	EASS15	OS-PUR	AUD	07/12/2004	3570	160658.1	
CM	EASS15	OS-PUR	AUD	08/12/2004	1059	47243.44	
CM	EASS15	OS-PUR	AUD	09/12/2004	392	17240.74	
CM	EASS15	OS-PUR	AUD	20/12/2004	14	600.24	
CM	EASS15	OS-PUR	AUD	21/12/2004	301	13815.5	
CM	EASS15	OS-PUR	AUD	11/01/2005	871	42811.97	
CM	EASS15	OS-PUR	AUD	11/01/2005	15	737.1	
CM	EASS15	OS-PUR	AUD	13/01/2005	1408	68856.19	
						11826	529877.08
CM	EASS16	OS-SAL	AUD	17/11/2004	-300	-12637.34	
						-300	-12637.34
CM	EASS17	OS-PUR	AUD	08/10/2004	476	17553.27	
CM	EASS17	OS-PUR	AUD	18/10/2004	366	14441.28	
CM	EASS17	OS-PUR	AUD	21/10/2004	201	8090.27	
CM	EASS17	OS-PUR	AUD	28/10/2004	600	23958	
CM	EASS17	OS-PUR	AUD	04/11/2004	793	32968.86	
CM	EASS17	OS-PUR	AUD	25/11/2004	1281	55639.56	
CM	EASS17	OS-PUR	AUD	06/12/2004	350	15679.57	
CM	EASS17	OS-PUR	AUD	09/12/2004	568	25060.31	
CM	EASS17	OS-PUR	AUD	15/12/2004	565	25223.14	
CM	EASS17	OS-PUR	AUD	17/12/2004	132	5827.33	
CM	EASS17	OS-PUR	AUD	22/12/2004	234	10845.39	
CM	EASS17	OS-PUR	AUD	29/12/2004	288	13369.58	
CM	EASS17	OS-PUR	AUD	31/12/2004	728	33826.54	
CM	EASS17	OS-PUR	AUD	05/01/2005	84	3910.75	
						6666	286393.85

CM	EASS18	OS-PUR	AUD	17/12/2004	3478		153893.2	
						3478		153893.24
CM	EASS19	OS-PUR	AUD	15/10/2004	19945		790331.9	
CM	EASS19	OS-PUR	AUD	22/10/2004	1153		45421.72	
CM	EASS19	OS-PUR	AUD	27/10/2004	1408		55070.89	
CM	EASS19	OS-SAL	AUD	04/11/2004	-12528		-517444.7	
CM	EASS19	OS-PUR	AUD	25/11/2004	1050		45536.23	
CM	EASS19	OS-PUR	AUD	06/12/2004	7250		326558.5	
CM	EASS19	OS-PUR	AUD	09/12/2004	1912		83764.91	
CM	EASS19	OS-PUR	AUD	13/12/2004	1171		52512.61	
CM	EASS19	OS-PUR	AUD	21/12/2004	5992		273962.7	
CM	EASS19	OS-PUR	AUD	22/12/2004	9652		447915	
CM	EASS19	OS-SAL	AUD	06/01/2005	-10935		-513874.6	
CM	EASS19	OS-PUR	AUD	07/01/2005	1152		54717.71	
CM	EASS19	OS-PUR	AUD	10/01/2005	988		47845.25	
						28,210		1,192,318
TOTAL						**- 133,093**		**- 5,884,750**
CP	AMPEQ	OS-SAL	AUD	15/11/2004	-27000		-1124361	
CP	AMPEQ	OS-SAL	AUD	24/11/2004	-28000		-1194003	
CP	AMPEQ	OS-PUR	AUD	24/12/2004	20000		931298	
CP	AMPEQ	OS-SAL	AUD	13/01/2005	-41000		-2003852	
						-76000		-3390917.86
CP	ASBAE	OS-SAL	AUD	11/10/2004	-3900		-143641.3	
CP	ASBAE	OS-SAL	AUD	15/11/2004	-1000		-41645.62	
CP	ASBAE	OS-SAL	AUD	13/01/2005	-1100		-53765.25	
						-6000		-239052.13
CP	ASBZE	OS-SAL	AUD	03/11/2004	-20000		-801990	
CP	ASBZE	OS-SAL	AUD	06/01/2005	-40000		-1878835	
						-60000		-2680825.14
CP	CEQU	OS-SAL	AUD	15/11/2004	-9500		-395608.7	
CP	CEQU	OS-SAL	AUD	13/01/2005	-15400		-752666.3	
						-24900		-1148274.99
CP	CFSHK	OS-PUR	AUD	12/10/2004	778		29118.63	
CP	CFSHK	OS-SAL	AUD	25/11/2004	-450		-19447.3	
CP	CFSHK	OS-SAL	AUD	25/11/2004	-213		-9231.55	
CP	CFSHK	OS-SAL	AUD	01/12/2004	-897		-39440.7	
CP	CFSHK	OS-SAL	AUD	11/01/2005	-24		-1175.58	
CP	CFSHK	OS-SAL	AUD	11/01/2005	-1012		-49682.93	
						-1818		-89859.43
CP	CIMP	OS-SAL	AUD	11/10/2004	-69500		-2560405	
CP	CIMP	OS-SAL	AUD	18/10/2004	-15500		-607978.7	
CP	CIMP	OS-SAL	AUD	25/10/2004	-10000		-387986.2	
CP	CIMP	OS-SAL	AUD	02/11/2004	-240		-9579.54	
CP	CIMP	OS-SAL	AUD	02/11/2004	-5760		-230499.7	
CP	CIMP	OS-SAL	AUD	03/11/2004	-26900		-1078609	
CP	CIMP	OS-SAL	AUD	08/11/2004	-7000		-284408.7	
CP	CIMP	OS-SAL	AUD	16/11/2004	-5600		-235172.6	
CP	CIMP	OS-SAL	AUD	19/11/2004	-21600		-916649.5	
CP	CIMP	OS-SAL	AUD	29/11/2004	-17500		-769187.6	
CP	CIMP	OS-SAL	AUD	01/12/2004	-5000		-219883.6	
CP	CIMP	OS-SAL	AUD	06/12/2004	-6000		-269936.5	
CP	CIMP	OS-SAL	AUD	14/12/2004	-3000		-134089.1	
CP	CIMP	OS-SAL	AUD	07/01/2005	-9000		-424803.9	
						-202600		-8129189.25
CP	MACEQ	OS-SAL	AUD	15/11/2004	-2000		-83291.25	
CP	MACEQ	OS-PUR	AUD	21/12/2004	1500		68911.9	
CP	MACEQ	OS-SAL	AUD	13/01/2005	-5000		-243143.1	
CP	MACEQ	OS-SAL	AUD	13/01/2005	-2790		-136368.2	
						-8290		-393890.69
CP	MACSN	OS-PUR	AUD	13/10/2004	1173		44374.17	

CP	MACSN	OS-PUR	AUD	14/10/2004	3832		149432.3	
CP	MACSN	OS-PUR	AUD	15/10/2004	8898		352202	
CP	MACSN	OS-PUR	AUD	29/10/2004	3423		135562.8	
CP	MACSN	OS-SAL	AUD	03/11/2004	-1121		-45231.88	
CP	MACSN	OS-SAL	AUD	09/11/2004	-6099		-247090.7	
CP	MACSN	OS-SAL	AUD	10/11/2004	-3810		-153099.4	
CP	MACSN	OS-SAL	AUD	11/11/2004	-950		-38960.51	
CP	MACSN	OS-SAL	AUD	23/11/2004	-185		-7736.84	
CP	MACSN	OS-PUR	AUD	03/12/2004	106		4833.77	
CP	MACSN	OS-PUR	AUD	03/12/2004	448		20374.28	
CP	MACSN	OS-PUR	AUD	08/12/2004	433		19300.49	
CP	MACSN	OS-PUR	AUD	08/12/2004	505		22450.13	
CP	MACSN	OS-PUR	AUD	09/12/2004	799		35155.32	
CP	MACSN	OS-PUR	AUD	17/12/2004	1262		55848.55	
CP	MACSN	OS-SAL	AUD	22/12/2004	-3133		-144536.8	
CP	MACSN	OS-PUR	AUD	05/01/2005	123		5730.49	
CP	MACSN	OS-PUR	AUD	06/01/2005	1246		58830.16	
CP	MACSN	OS-PUR	AUD	10/01/2005	26		1255.35	
CP	MACSN	OS-PUR	AUD	11/01/2005	2335		114634	
CP	MACSN	OS-PUR	AUD	12/01/2005	2049		100839.9	
CP	MACSN	OS-PUR	AUD	12/01/2005	177		8685.27	
CP	MACSN	OS-PUR	AUD	13/01/2005	2038		99813.06	
						13575		592666.04
CP	NOME	OS-SAL	AUD	08/10/2004	-893		-32846.16	
CP	NOME	OS-PUR	AUD	14/10/2004	3341		130345.4	
CP	NOME	OS-PUR	AUD	15/10/2004	3336		131887.7	
CP	NOME	OS-SAL	AUD	21/10/2004	-1498		-59755.71	
CP	NOME	OS-SAL	AUD	25/10/2004	-1654		-64189.81	
CP	NOME	OS-SAL	AUD	01/11/2004	-829		-33117.95	
CP	NOME	OS-SAL	AUD	12/11/2004	-1549		-63938.14	
CP	NOME	OS-SAL	AUD	15/11/2004	-2939		-122091	
CP	NOME	OS-SAL	AUD	22/11/2004	-2756		-113971.8	
CP	NOME	OS-SAL	AUD	03/12/2004	-2885		-130269.4	
CP	NOME	OS-SAL	AUD	06/12/2004	-4248		-191075.3	
CP	NOME	OS-SAL	AUD	08/12/2004	-904		-39949.16	
CP	NOME	OS-SAL	AUD	09/12/2004	-2325		-101569.8	
CP	NOME	OS-SAL	AUD	17/12/2004	-535		-24114.34	
CP	NOME	OS-SAL	AUD	04/01/2005	-1548		-72146.23	
CP	NOME	OS-SAL	AUD	06/01/2005	-1464		-68773.11	
CP	NOME	OS-PUR	AUD	11/01/2005	924		45464.13	
						-18426		-810110.59
CP	OSFEQ	OS-SAL	AUD	12/10/2004	-17330		-640170.2	
CP	OSFEQ	OS-PUR	AUD	13/10/2004	19256		728511.1	
CP	OSFEQ	OS-PUR	AUD	14/10/2004	31842		1241816	
CP	OSFEQ	OS-PUR	AUD	15/10/2004	94482		3740127	
CP	OSFEQ	OS-SAL	AUD	27/10/2004	-76974		-2996808	
CP	OSFEQ	OS-SAL	AUD	29/10/2004	-38818		-1537329	
CP	OSFEQ	OS-SAL	AUD	01/11/2004	-11476		-456461.3	
CP	OSFEQ	OS-SAL	AUD	23/11/2004	-452		-18901.31	
CP	OSFEQ	OS-PUR	AUD	03/12/2004	792		36119.58	
CP	OSFEQ	OS-PUR	AUD	03/12/2004	3337		151761.1	
CP	OSFEQ	OS-PUR	AUD	08/12/2004	2745		122365.9	
CP	OSFEQ	OS-PUR	AUD	08/12/2004	3200		142258.2	
CP	OSFEQ	OS-PUR	AUD	09/12/2004	5510		242456.5	
CP	OSFEQ	OS-PUR	AUD	20/12/2004	8025		355135.9	
CP	OSFEQ	OS-SAL	AUD	22/12/2004	-6023		-277838.7	
CP	OSFEQ	OS-PUR	AUD	06/01/2005	2344		110680.8	
CP	OSFEQ	OS-PUR	AUD	10/01/2005	294		14196.27	
CP	OSFEQ	OS-PUR	AUD	11/01/2005	15318		752018.8	
CP	OSFEQ	OS-PUR	AUD	12/01/2005	12672		623689	
CP	OSFEQ	OS-PUR	AUD	12/01/2005	1095		53730.88	
CP	OSFEQ	OS-PUR	AUD	13/01/2005	12464		610482.4	
						62303		2997841.91

CP	QCSF	OS-SAL	AUD	11/10/2004	-1500		-55260.53	
CP	QCSF	OS-SAL	AUD	03/11/2004	-600		-24058.19	
CP	QCSF	OS-SAL	AUD	19/11/2004	-400		-16974.99	
CP	QCSF	OS-SAL	AUD	29/11/2004	-300		-13186.07	
CP	QCSF	OS-PUR	AUD	29/12/2004	800		37072	
CP	QCSF	OS-SAL	AUD	07/01/2005	-200		-9440.09	
						-2200		-81847.87
CP	UTIND	OS-PUR	AUD	01/11/2004	1300		51870	
CP	UTIND	OS-PUR	AUD	14/12/2004	500		22410.15	
CP	UTIND	OS-PUR	AUD	17/12/2004	886		39224.83	
CP	UTIND	OS-PUR	AUD	17/12/2004	4900		221155.7	
						7586		334660.67
CP	WDEQ	OS-SAL	AUD	14/10/2004	-700		-27272	
CP	WDEQ	OS-PUR	AUD	17/12/2004	268		11877.31	
CP	WDEQ	OS-PUR	AUD	17/12/2004	800		36107.05	
						368		20712.36
CP	WEQC	OS-PUR	AUD	13/10/2004	5269		199341.8	
CP	WEQC	OS-PUR	AUD	14/10/2004	17304		674844.1	
CP	WEQC	OS-PUR	AUD	15/10/2004	40164		1589916	
CP	WEQC	OS-PUR	AUD	29/10/2004	35395		1401766	
CP	WEQC	OS-SAL	AUD	02/11/2004	-7834		-312370.9	
CP	WEQC	OS-SAL	AUD	09/11/2004	-27340		-1107537	
CP	WEQC	OS-SAL	AUD	10/11/2004	-14297		-574454	
CP	WEQC	OS-SAL	AUD	11/11/2004	-6699		-274709	
CP	WEQC	OS-SAL	AUD	23/11/2004	-126		-5268.95	
CP	WEQC	OS-PUR	AUD	03/12/2004	838		38217.43	
CP	WEQC	OS-PUR	AUD	03/12/2004	3531		160583.9	
CP	WEQC	OS-PUR	AUD	08/12/2004	2003		89289.24	
CP	WEQC	OS-PUR	AUD	08/12/2004	2336		103848.5	
CP	WEQC	OS-PUR	AUD	09/12/2004	6110		268858.3	
CP	WEQC	OS-PUR	AUD	17/12/2004	5945		263082.6	
CP	WEQC	OS-PUR	AUD	05/01/2005	1183		55119.32	
CP	WEQC	OS-PUR	AUD	06/01/2005	6561		309802.2	
CP	WEQC	OS-PUR	AUD	10/01/2005	1317		63593.49	
CP	WEQC	OS-PUR	AUD	10/01/2005	82		3958.96	
CP	WEQC	OS-PUR	AUD	11/01/2005	14018		688196.9	
CP	WEQC	OS-PUR	AUD	12/01/2005	7456		366968.5	
CP	WEQC	OS-PUR	AUD	12/01/2005	645		31649.7	
CP	WEQC	OS-PUR	AUD	13/01/2005	10611		519723.1	
						104472		4554420.9
CP	WEQI	OS-SAL	AUD	19/10/2004	-8000		-317180	
CP	WEQI	OS-PUR	AUD	17/12/2004	3875		171488.1	
						-4125		-145691.92
CP	WEQL	OS-PUR	AUD	12/10/2004	8117		303825.8	
CP	WEQL	OS-SAL	AUD	25/11/2004	-8561		-369941.5	
CP	WEQL	OS-SAL	AUD	25/11/2004	-4051		-175572.8	
CP	WEQL	OS-SAL	AUD	01/12/2004	-12180		-535502.3	
CP	WEQL	OS-SAL	AUD	11/01/2005	-669		-32766.98	
CP	WEQL	OS-SAL	AUD	11/01/2005	-27611		-1355529	
						-44955		-2165486.62
CP	WEQU	OS-SAL	AUD	08/10/2004	-79232		-2923661	
CP	WEQU	OS-SAL	AUD	15/11/2004	-122000		-5080448	
CP	WEQU	OS-PUR	AUD	24/12/2004	5000		232824.5	
CP	WEQU	OS-SAL	AUD	13/01/2005	-163000		-7966533	
						-359232		-15737817.52
CP	WGRS	OS-PUR	AUD	01/11/2004	13000		519415	
CP	WGRS	OS-PUR	AUD	02/11/2004	24000		960415.2	
CP	WGRS	OS-PUR	AUD	03/11/2004	30000		1206774	
CP	WGRS	OS-PUR	AUD	08/11/2004	90000		3666078	
CP	WGRS	OS-SAL	AUD	15/11/2004	-46500		-1936400	
CP	WGRS	OS-PUR	AUD	22/11/2004	32000		1326225	
CP	WGRS	OS-SAL	AUD	02/12/2004	-90000		-4022377	
CP	WGRS	OS-SAL	AUD	06/12/2004	-125000		-5623677	

CP	WGRS	OS-SAL	AUD	12/01/2005	-67219		-3293799	
CP	WGRS	OS-SAL	AUD	13/01/2005	-4781		-234145.6	
CP	WGRS	OS-SAL	AUD	13/01/2005	-84000		-4105453	
						-228500		-11536944.45
CP	WIMP	OS-SAL	AUD	11/10/2004	-114000		-4199800	
CP	WIMP	OS-SAL	AUD	18/10/2004	-14500		-568754.2	
CP	WIMP	OS-SAL	AUD	25/10/2004	-15000		-581979.3	
CP	WIMP	OS-SAL	AUD	02/11/2004	-760		-30335.22	
CP	WIMP	OS-SAL	AUD	02/11/2004	-18240		-729915.6	
CP	WIMP	OS-SAL	AUD	03/11/2004	-45100		-1808374	
CP	WIMP	OS-SAL	AUD	08/11/2004	-13000		-528187.6	
CP	WIMP	OS-SAL	AUD	16/11/2004	-10400		-436749.2	
CP	WIMP	OS-SAL	AUD	19/11/2004	-38000		-1612624	
CP	WIMP	OS-SAL	AUD	29/11/2004	-32200		-1415305	
CP	WIMP	OS-SAL	AUD	01/12/2004	-12000		-527720.6	
CP	WIMP	OS-SAL	AUD	06/12/2004	-14000		-629851.9	
CP	WIMP	OS-SAL	AUD	07/12/2004	-12000		-539205.1	
CP	WIMP	OS-SAL	AUD	14/12/2004	-29000		-1296195	
CP	WIMP	OS-SAL	AUD	29/12/2004	-800		-37072	
CP	WIMP	OS-SAL	AUD	07/01/2005	-20800		-981769.1	
						-389800		-15923838.42
CP	WISH	OS-SAL	AUD	08/11/2004	-82500		-3351960	
CP	WISH	OS-SAL	AUD	08/11/2004	-67500		-2749559	
CP	WISH	OS-SAL	AUD	15/11/2004	-172000		-7162599	
CP	WISH	OS-PUR	AUD	24/12/2004	10000		465649	
CP	WISH	OS-SAL	AUD	13/01/2005	-70000		-3421211	
						-382000		-16219678.86
CP	WSEQ	OS-SAL	AUD	15/10/2004	-30000		-1179570	
CP	WSEQ	OS-SAL	AUD	01/11/2004	-13000		-519415	
CP	WSEQ	OS-PUR	AUD	03/11/2004	4300		172971	
CP	WSEQ	OS-SAL	AUD	08/11/2004	-27500		-1117320	
CP	WSEQ	OS-SAL	AUD	08/11/2004	-22500		-916519.5	
CP	WSEQ	OS-SAL	AUD	15/11/2004	-20000		-832860.3	
CP	WSEQ	OS-SAL	AUD	02/12/2004	-10000		-446930.8	
CP	WSEQ	OS-SAL	AUD	06/12/2004	-10000		-449894.2	
CP	WSEQ	OS-SAL	AUD	24/12/2004	-35000		-1629772	
CP	WSEQ	OS-SAL	AUD	10/01/2005	-12000		-577290.1	
CP	WSEQ	OS-SAL	AUD	13/01/2005	-11500		-562056	
						-187,200		-8,058,656
TOTAL						**-1,807,742**		**-78,251,780**
MD	452GRS	OS-SAL	AUD	21/10/2004	-1600		-64840	
MD	452GRS	OS-SAL	AUD	21/10/2004	-1600		-64600.74	
MD	452GRS	OS-SAL	AUD	21/10/2004	-1600		-64680.5	
MD	452GRS	OS-SAL	AUD	21/10/2004	-7000		-280912.2	
MD	452GRS	OS-SAL	AUD	05/11/2004	-1700		-70502.54	
MD	452GRS	OS-PUR	AUD	12/11/2004	5000		207636.5	
MD	452GRS	OS-SAL	AUD	17/11/2004	-1900		-79741	
MD	452GRS	OS-SAL	AUD	17/11/2004	-1100		-46112.76	
MD	452GRS	OS-SAL	AUD	30/11/2004	-3700		-162391.6	
MD	452GRS	OS-SAL	AUD	30/11/2004	-2400		-105345.2	
MD	452GRS	OS-SAL	AUD	03/12/2004	-2800		-126819.3	
MD	452GRS	OS-SAL	AUD	03/12/2004	-700		-31891.63	
MD	452GRS	OS-SAL	AUD	08/12/2004	-1400		-62038.64	
MD	452GRS	OS-SAL	AUD	06/01/2005	-800		-37564.14	
MD	452GRS	OS-SAL	AUD	06/01/2005	-1200		-56362.71	
MD	452GRS	OS-SAL	AUD	07/01/2005	-1600		-75529.27	
MD	452GRS	OS-SAL	AUD	11/01/2005	-1900		-92605.36	
MD	452GRS	OS-SAL	AUD	12/01/2005	-3400		-166169.1	
MD	452GRS	OS-SAL	AUD	13/01/2005	-2000		-97739.73	

						-33,400		-1,478,210
TOTAL						**-33,400**		**-1,478,210**
	OSFT	OS-SAL	AUD	08/10/2004	-898		-33079.25	
	OSFT	OS-SAL	AUD	12/10/2004	-380		-14065.02	
	OSFT	OS-SAL	AUD	12/10/2004	-16600		-561352.3	
	OSFT	OS-SAL	AUD	12/10/2004	-13100		-422574.1	
	OSFT	OS-PUR	AUD	15/10/2004	5918		231248.7	
	OSFT	OS-SAL	AUD	08/11/2004	-19200		-785656.6	
	OSFT	OS-PUR	AUD	10/11/2004	2097		85682.36	
	OSFT	OS-PUR	AUD	10/11/2004	15998		651704.8	
	OSFT	OS-PUR	AUD	18/11/2004	828		34975.49	
	OSFT	OS-PUR	AUD	19/11/2004	8392		359707.1	
	OSFT	OS-SAL	AUD	19/11/2004	-19000		-612893.7	
	OSFT	OS-PUR	AUD	22/11/2004	2581		110044.8	
	OSFT	OS-SAL	AUD	24/11/2004	-2000		-83953.34	
	OSFT	OS-PUR	AUD	24/11/2004	22601		950992.8	
	OSFT	OS-PUR	AUD	25/11/2004	5814		249065.6	
	OSFT	OS-SAL	AUD	26/11/2004	-60700		-2625471	
	OSFT	OS-PUR	AUD	26/11/2004	3263		141581.7	
	OSFT	OS-PUR	AUD	30/11/2004	52		2290.6	
	OSFT	OS-PUR	AUD	30/11/2004	4509		199017.8	
	OSFT	OS-PUR	AUD	02/12/2004	9062		400592.4	
	OSFT	OS-PUR	AUD	03/12/2004	6990		312439.9	
	OSFT	OS-SAL	AUD	07/12/2004	-35000		-1574609	
	OSFT	OS-PUR	AUD	08/12/2004	21936		987317.5	
	OSFT	OS-PUR	AUD	09/12/2004	10905		486559.8	
	OSFT	OS-PUR	AUD	10/12/2004	3931		172917.1	
	OSFT	OS-PUR	AUD	17/12/2004	303		13407.8	
	OSFT	OS-PUR	AUD	17/12/2004	3745		165750.4	
	OSFT	OS-PUR	AUD	22/12/2004	2260		103746.6	
	OSFT	OS-SAL	AUD	30/12/2004	-925		-42815.52	
	OSFT	OS-PUR	AUD	12/01/2005	19617		964227.7	
	OSFT	OS-PUR	AUD	12/01/2005	-11200		-380565.2	
	OSFT	OS-SAL	AUD	12/01/2005	344		16904.16	
	OSFT	OS-PUR	AUD	13/01/2005	20143		990626.9	
						- 7,714		493,767
TOTAL						**- 7,714**		**493,767**
	AIL*67023	OS-PUR	AUD	13/10/2004	50		1865	
	AIL*67023	OS-PUR	AUD	02/11/2004	70		2772	
	*AIL*3561	AADJUST	AUD	08/10/2004	1490		-	
	AIL*67043	TAKEON B	AUD	21/12/2004	4743		-	
						6,353		4,637
TOTAL						**6,353**		**4,637**
GRAND TOTAL						**- 1,951,264**		**- 84,243,485**

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633



17 January 2005

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam

Macquarie Bank Limited - Appendix 3B

We advise that the previous Appendix 3B lodged earlier today incorrectly noted the number of Fully Paid Ordinary Shares (under paragraph 8) as 222,996,008 rather than the correct number of 223,020,268.

Please find attached an amended Appendix 3B dated 17 January 2005.

Yours faithfully

Dennis Leong
Company Secretary
Macquarie Bank Limited

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	24,260
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	24,260 @ $48.89
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued under the Macquarie Bank Employee Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 January 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
223,020,268	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,789,187	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 January 2005
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S



17 January 2005


MACQUARIE

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 7.11% per annum in respect of the next distribution period which commenced on Monday 17 January 2005 and ceases on Thursday 14 April 2005 (inclusive). The distribution payment date will be Friday 15 April 2005 and the record date will be Thursday 31 March 2005.

Distribution rate for above securities	7.11% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Monday 17 January 2005 to Thursday 14 April 2005 (inclusive)
Base Interest rate*	5.41% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Friday 15 April 2005
Record Date	Thursday 31 March 2005

*As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414


JAN 24 2005

17 January 2005



MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited and Macquarie Newton Specialist Funds Management Limited,

as at 14th January 2005, was 0.044%.

Yours faithfully,

Dennis Leong
Company Secretary


RECD S.E.C.
JAN 24 2005
1086

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,500 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,500 on 14/1/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
222,996,008	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,789,187	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 January 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.



Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,666 @ $30.51 each 3,334 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,000 on 13/1/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
222,993,508	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)
350,000	Non-cumulative Redeemable Preference Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,791,687	Options over Ordinary Shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 January 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.